EVOLUTION RESOURCES, INC.
143 Yazoo Avenue
Clarksdale, Mississippi 38614

January 21, 2010

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Re:              Evolution Resources, Inc (the “Company”)
Form 10-K for the year ended October 31, 2009
File No. 333-140306

Dear Mr. Littlepage:

 On behalf of Evolution Resources, Inc. (“Evolution,” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K, as set forth in your letter dated January 7, 2010 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Evolution’s responses in bold text.

Thank you, in advance, for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our corporate and securities counsel, Jeffrey M. Quick, at (720) 259-3393 or me at (214) 549-7215.

Very truly yours,
/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and Chief Accounting Officer

Form 10-K for the year ended October 31, 2009

Financial Statements
Statement of Cash Flows, page F-6

1.
It is unclear to us why you are reporting the gain on cancellation of warrants and the gain on acquisition as cash used within investing activities.  It appears you should remove the gain on the cancellation of warrants as no cash was expended in connection with the realization of the gain.  It also appears the gain on acquisition should be removed and you should report the amount of cash actually expended in the acquisition as a use of cash within investing activities.  Under the indirect method of reporting net cash flows from operating activities, you should adjust net income to remove the effects of the non-cash gains to arrive at cash flows from operating activities.  In addition, you should separately disclose information about all non cash investing and financing activities.

Response:  We will remove the gain on cancellation of warrants as no cash was expended in realization of the gain and remove the gain on acquisition of Liquafaction from the cash flow from investing activities.  As noted, under the indirect method of reporting net cash flows from operating activities, we will report the cash expended on the acquisition, which was $62,015, and, will adjust net income to reflect the non-cash effects of the gain on acquisition.

2.
Refer to the last paragraph on page F-12, where you disclose that the fair value of the warrants was $3,258,409 at acquisition and $3,403,273 as of October 30, 2009.  This represents a change in value of $144,864 not $4,151,660 reported here and in you income statement.  Revise to correct this discrepancy and advise us.

Response:  The change in fair value of the warrants of $144,864 at October 30, 2009 relates only to the warrants issued in conjunction with the acquisition of Liquafaction Corporation. The total derivative liability at October 31, 2009 of $4,151,660 includes the derivative liability of the Series A Convertible Preferred Stock and warrants associated with Harborview Master Fund L.P.
We will revise the last sentence on F-12 so the reader will fully understand that the change in value of the warrants of $144,864 is included in the loss on derivative liability of $4,151,660 at October 31, 2009.

3.
Refer to the fourth paragraph on page F-13.  Explain to us your basis in GAAP for recognizing the $1,403,327 gain upon the cancellation of the warrants and the issuance of $500,000 shares of common stock.  Specifically cite in your response the accounting literature that supports your gain recognition.

Response:  Initially upon cancellation of the warrants associated with the acquisition, we could not cite the specific accounting guidance surrounding the cancellation of any previous derivative liability, and therefore recorded a gain on cancellation of warrants of $1,403,327.

We have re-assessed our treatment of the cancellation of the warrants and believe the appropriate accounting literature is EITF 06-07 which discusses the treatment of a previously bifurcated conversion option when the conversion option no longer meets the bifurcation criteria in FAS 133.  As a result we have corrected the previously reported gain and adjusted APIC by the $1,403,327 to now be reported as an increase of $3,402,827 instead of the previously reported APIC increase of $1,999,500.

4.
The table on page F-13 is confusing as the October 31, 2009 date appears to have no relevancy to an acquisition that was consummated July 14, 2009.  Revise your disclosures to clear indicate the fair value of all acquired assets and assumed liabilities as of July 14, 2009, the acquisition date.  Also, disclose the nature of the inventory held for sale.

Response:  We have removed the October 31, 2009 table as requested and have adjusted the July 14, 2009 table to reflect the appraised values at the date of the acquisition.  We will also disclose the nature of the inventory held for sale.

5.
Within the table on page F-13 you report the total assets purchased from Liquafaction of approximately $15.8 million but the property and equipment line item does not equal the amount of $10.6 million shown in Note 6.  Please correct any typographical errors or explain the discrepancy.

Response:  As per requested in Question 4, we have removed the table on F-13 which showed the appraised fair value of assets as of October 31, 2009 (and had a typographical error as noted in above in Question 5) which were acquired on July 14, 2009.  The $10.6 million shown in Note 6 represents the accurate asset balance at October 31, 2009.

6.
It is unclear to us why a reasonable person would effectively give away $10.3 million in assets.  Pursuant to ASC 805-30-50-1 f.2, describe why your acquisition of Liquafaction resulted in a gain and advise us.  Also, explain to us your full consideration of the guidance in ASC 805-30-25-4.

Response:  The acquisition of Liquafaction Corporation “(Liquafaction”) resulted in a gain on bargain purchase as the sole original shareholder of Liquafaction (a corn ethanol facility) had encountered severe financial difficulties, including an uncertainty in the viability of a corn ethanol plant due to changing market conditions and longstanding liabilities pertaining to Liquafaction which he could not satisfy in a timely manner.  Liquafaction was substantially behind in several payments and was on the verge of defaulting on several lease obligations.

After repeated failed attempts to raise  sufficient capital to continue funding the operations or sell the company to a buyer, he was forced to sell to the only willing buyer  and accept a low price, or risk losing the entire facility to creditors, which resulted in a bargain purchase for the buyer.

In accordance with ASC 805-30-50-1 f.2 and ASC 805-30-25-4, we re-assessed the acquisition by obtaining an independent third party valuation report on the assets assumed in the purchase (copy of report enclosed in written response) and the fair market value of all liabilities assumed, and determined that we correctly identified all the following:

•	Identifiable assets acquired and liabilities assumed
•	Consideration transferred (included in the acquisition noted below)
i.	Cash payments
ii.	Common Stock
iii.	Warrants

7.
With a view towards disclosure, explain to us in detail the methodologies utilized by The Mentor Group to determine the fair value of the Liquafaction acquired assets and assumed liabilities.  Provide us a copy of The Mentor Group’s valuation report.

Response:  The Mentor Group (“Mentor”) conducted a physical inspection of the subject property, a review of comparable properties, and an analysis of regional and neighborhood trends.  The Mentor Group utilized the Market Value in Use approach, where the value of a specific property is valued for a specific purpose.  Mentor appraised the assets for their market value for continued use as an integral part of a business enterprise.

Included in the Market Value approach was the cost method of determining the market value of the assets acquired.  This approach considers the current cost of reproducing the property or assets less depreciation from three sources; physical deterioration, functional obsolescence, and economic obsolescence.

Trade fixtures and leasehold improvements comprising the cellulosic ethanol plant and grain elevator which was evaluated on an “as is” basis (which relates to its current production capacity design of 3 million gallons per year) and will be in place for continual use and were priced at the replacement cost new.  The market value for continued use was estimated by deducting the apparent accrued depreciation and by giving consideration to the used equipment market.  The value of each machine or major unit of equipment includes an allowance for installation, wiring, etc., and reflects such factors as age, condition and utility.

Please find a copy of Mentor’s valuation report enclosed with our written responses.

8.
Clarify in your disclosure whether the acquired equipment was valued on an “as is” basis or an “as completed” basis, and explain to the readers what you mean by these terms.  Also, tell us if the cellulosic ethanol facility was completed at the time of acquisition, and if not, explain your basis for assuming it was for the purposes of valuation if applicable.

Response:  The acquired equipment was valued on an “as is” basis, which for the purposes of the valuation report. “As is” means at the current production capacity of 3 million gallons of cellulosic ethanol per year.  For the purposes of the valuation report, “as completed” means a future capacity of 15 million gallons of cellulosic ethanol per year.  The cellulosic ethanol facility was not completed at the time of acquisition.

We did not assume the facility was completed at the time of the valuation, the term “as completed” as discussed earlier, refers to a maximum future production capacity of 15 million gallons per year.

In connection with our response to your comments on our filings, we acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing:

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and Chief Accounting Officer